SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                        Under the Securities Act of 1934
                               (Amendment No. 13)*

                       SIMON TRANSPORTATION SERVICES INC.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 Par Value
                         (Title of Class of Securities)

                                    828813105
                                 (CUSIP Number)

                                   Jerry Moyes
                             2200 South 75th Avenue
                                Phoenix, AZ 85043
                                 (623) 269-9700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 5, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1) Names of Reporting Persons                                       Jerry Moyes
I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)[  ]
                                                                         (b)[  ]
--------------------------------------------------------------------------------
(3) SEC Use Only
--------------------------------------------------------------------------------
(4) Sources of Funds (See Instructions)                                PF and BK
-------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization                United States of America
--------------------------------------------------------------------------------

NUMBER OF         (7)      Sole Voting Power             2,247,898*
SHARES            _________________________________________________
BENEFICIALLY      (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH              (9)      Sole Dispositive Power        2,247,898*
REPORTING         _________________________________________________
PERSON WITH       (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person      2,247,898
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                 35.0% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------
--------
* As to 1,257,298 Shares, together with wife, Vickie Moyes, as trustees. As to 342,600 Shares, through ownership of approximately 75% of the outstanding voting stock of SME Industries, Inc.

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1) Names of Reporting Persons                       SME Steel Contractors, Inc.
I.R.S. Identification Nos. of Above Persons (entities only)           87-0495960
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)[  ]
                                                                         (b)[  ]
--------------------------------------------------------------------------------
(3) SEC Use Only
--------------------------------------------------------------------------------
(4) Sources of Funds (See Instructions)                                       WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization                                    Utah
--------------------------------------------------------------------------------

NUMBER OF         (7)      Sole Voting Power                456,800
SHARES            _________________________________________________
BENEFICIALLY      (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH              (9)      Sole Dispositive Power           456,800
REPORTING         _________________________________________________
PERSON WITH       (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person        456,800
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                  7.5% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1) Names of Reporting Persons
                            The Jerry & Vickie Moyes Family Trust Dated 12/11/87
I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)[  ]
                                                                         (b)[  ]
--------------------------------------------------------------------------------
(3) SEC Use Only
--------------------------------------------------------------------------------
(4) Sources of Funds (See Instructions)                                       PF
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization                United States of America
--------------------------------------------------------------------------------

NUMBER OF         (7)      Sole Voting Power              1,257,298
SHARES            _________________________________________________
BENEFICIALLY      (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH              (9)      Sole Dispositive Power         1,257,298
REPORTING         _________________________________________________
PERSON WITH       (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person      1,257,298
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                 20.6% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1) Names of Reporting Persons                                      Vickie Moyes
I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)[  ]
                                                                         (b)[  ]
--------------------------------------------------------------------------------
(3) SEC Use Only
--------------------------------------------------------------------------------
(4) Sources of Funds (See Instructions)                                       PF
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization                United States of America
--------------------------------------------------------------------------------

NUMBER OF         (7)      Sole Voting Power              1,257,298**
SHARES            _________________________________________________
BENEFICIALLY      (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH              (9)      Sole Dispositive Power         1,257,298**
REPORTING         ________________________________________________
PERSON WITH       (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person      1,257,298
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                 20.6% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------
--------
** Together with husband, Jerry Moyes, as trustees.

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1) Names of Reporting Persons                                      Ronald Moyes
I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)[  ]
                                                                         (b)[  ]
--------------------------------------------------------------------------------
(3) SEC Use Only
--------------------------------------------------------------------------------
(4) Sources of Funds (See Instructions)                                PF and BK
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization                United States of America
--------------------------------------------------------------------------------

NUMBER OF         (7)      Sole Voting Power                4,777,151***
SHARES            _________________________________________________
BENEFICIALLY      (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH              (9)      Sole Dispositive Power           4,777,151***
REPORTING         ________________________________________________
PERSON WITH       (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person      4,777,151
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                 48.1% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------
--------
*** As sole general partner of the Moyes Children's Limited Partnership

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1) Names of Reporting Persons              Moyes Children's Limited Partnership
I.R.S. Identification Nos. of Above Persons (entities only)           86-1003342
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)[  ]
                                                                         (b)[  ]
--------------------------------------------------------------------------------
(3) SEC Use Only
--------------------------------------------------------------------------------
(4) Sources of Funds (See Instructions)                                PF and BK
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization                                 Arizona
--------------------------------------------------------------------------------

NUMBER OF         (7)      Sole Voting Power                4,777,151
SHARES            _________________________________________________
BENEFICIALLY      (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH              (9)      Sole Dispositive Power           4,777,151
REPORTING         _________________________________________________
PERSON WITH       (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person      4,777,151
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                 48.1% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

     This Amendment No. 13 to Schedule 13D hereby amends the Schedule 13D dated August 26, 1999, filed by Jerry Moyes and SME Steel Contractors, Inc. (the "Original Filers"), as previously amended by Amendment No. 1 dated August 31, 1999, Amendment No. 2 dated November 19, 1999, Amendment No. 3 dated May 23, 2000, Amendment No. 4 dated June 30, 2000, Amendment No. 5 dated July 10, 2000, Amendment No. 6 dated July 13, 2000, Amendment No. 7 dated July 21, 2000,
Amendment No. 8 dated August 3, 2000, Amendment No. 9 dated August 10, 2000, Amendment No. 10 dated September 6, 2000, Amendment No. 11 dated September 27, 2000, and Amendment No. 12 dated August 20, 2001 (the "Schedule 13D"). Amendment No. 2 added two new filers, The Jerry & Vickie Moyes Family Trust Dated 12/11/87 and Vickie Moyes (the "Amendment No. 2 Filers"). Amendment No. 11 also added two more filers, the Moyes Children's Limited Partnership and Ronald Moyes (the "Amendment No. 11 Filers"; the Original Filers, the Amendment No. 2 Filers, and the Amendment No. 11 Filers, together, the "Filing Persons"). This Amendment No. 13 further amends the Schedule 13D as described below.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby supplemented as follows:

     On January 16 and 17, 2001, the Moyes Irrevocable Trust dated 12/29/87 used trust income to purchase an aggregate 29,300 Shares in the open market at prices ranging from $5.25 to $5.5625 for an aggregate purchase price of $158,012.50. On March 19, 2001, these 29,300 Shares were transferred via book entry to the Partnership as a capital contribution.

     On September 5, 2001, the Trust used trust income to purchase 44,000 Shares in a private transaction at a price of $4.25 per Share for an aggregate purchase price of $187,000.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Except as otherwise stated below, the approximate aggregate percentage of Shares beneficially owned by each of the Filing Persons is based on 6,115,109 Shares outstanding, which is the total number of Shares outstanding as of June 30, 2001, as reflected in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the fiscal quarter ended June 30, 2001.

     As of the close of business on September 5, 2001:

          (i) The Trust is the direct and beneficial owner of 1,257,298 Shares, constituting approximately 20.6% of the Shares outstanding. As grantors, trustees, and beneficiaries of the Trust, Jerry Moyes and his wife, Vickie Moyes, may be deemed to beneficially own (as defined in Rule 13d-3 promulgated under the Act) the Shares owned by the Trust.

          (ii) SME-Utah is the direct and beneficial owner of 456,800 Shares, constituting approximately 7.5% of the Shares outstanding. Because Jerry Moyes owns approximately 75% of the outstanding voting stock of SME-Nevada, which in-turn owns 100% of the outstanding voting stock of SME-Utah, Jerry Moyes may be deemed to beneficially own (as defined in Rule 13d-3 promulgated under the Act) 342,600 of the Shares owned by SME-

     Utah. Jerry Moyes disclaims beneficial ownership of any Shares attributable to the percentage of SME-Nevada he does not own.

          (iii) The Partnership is the direct and beneficial owner of 963,051 Shares and (pursuant to Rule 13d-3(d)(1)(i) promulgated under the Act) may be deemed to beneficially own (a) 1,907,050 Shares that would be issued to the Partnership if the Partnership converts its Preferred Shares to Shares and (b) 1,907,050 Shares that would be issued to the Partnership if it (i) exercised its warrant to purchase 190,705 Preferred Shares and (ii) converted those Preferred Shares to Shares. Altogether, the Partnership has direct and beneficial ownership of or may be deemed to beneficially own 4,777,151 Shares, constituting approximately 48.1% of the 9,929,209 Shares that would be outstanding assuming exercise of the warrant to purchase Preferred Shares and the conversion of all Preferred Shares then outstanding. Ronald Moyes, as the sole general partner of the Partnership, may be deemed to beneficially own (as defined in Rule 13d-3 promulgated under the Act) a portion of the 4,777,151 Shares directly and beneficially owned by the Partnership. Ronald Moyes disclaims beneficial ownership of any Shares or Preferred Shares owned by the Partnership to the extent he has no pecuniary interest in such Shares or Preferred Shares.

          (iv) In addition to the Shares that Jerry Moyes may be deemed to beneficially own, as described in Item 5(a)(i) and (ii), Jerry Moyes is the direct and beneficial owner of 348,000 Shares, and (pursuant to Rule 13d-3(d)(1)(i) promulgated under the Act) he may be deemed to beneficially own an additional 300,000 Shares for which he has been granted a warrant. Altogether, Jerry Moyes either has direct and beneficial ownership of or may be deemed to beneficially own 2,247,898 Shares, constituting approximately 35.0% of the 6,415,109 Shares that would be outstanding if the 300,000 warrant Shares were outstanding.

     (b) Items 1 and 7 through 10 of the Cover Page of each of the Filing Persons is incorporated herein by this reference.

     (c) Schedule A to Amendment No. 11 of this Schedule 13D describes transactions in the Shares effected during the 60 days preceding and including September 27, 2000. Since September 27, 2000, to the date of filing this Amendment No. 13, the only transactions that were effected in the Shares, other than those described in Amendment 12, were (i) the acquisition of 29,300 Shares as a capital contribution as described in Item 3 above and (ii) the purchase by the Trust of 44,000 Shares in a private transaction at a price of $4.25 per Share.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                September 4, 2001
                                     (Date)

                             By: /s/ Earl H. Scudder
             Earl H. Scudder on behalf of Jerry Moyes, individually
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                             By: /s/ Earl H. Scudder
             Earl H. Scudder on behalf of Vickie Moyes, individually
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

              The Jerry & Vickie Moyes Family Trust Dated 12/11/87

                             By: /s/ Earl H. Scudder
                    Earl H. Scudder on behalf of Jerry Moyes,
         Trustee of the Jerry & Vickie Moyes Family Trust Dated 12/11/87
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                             By: /s/ Earl H. Scudder
                   Earl H. Scudder on behalf of Vickie Moyes,
         Trustee of the Jerry & Vickie Moyes Family Trust Dated 12/11/87
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                           SME Steel Contractors, Inc.

                             By: /s/ Earl H. Scudder
                  Earl H. Scudder on behalf of Gordon Holladay,
             Secretary and Treasurer of SME Steel Contractors, Inc.
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                             By: /s/ Earl H. Scudder
             Earl H. Scudder on behalf of Ronald Moyes, individually
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                      Moyes Children's Limited Partnership

                             By: /s/ Earl H. Scudder
                   Earl H. Scudder on behalf of Ronald Moyes,
           General Partner of the Moyes Children's Limited Partnership
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)